AD* 5/2

SEC Mail Processing Section

APR 29 2008

Washington, DC 101

UNI SECURITIES AND Washin

08031464

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 28862 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/07 (MM/DD/YY) AND ENDING 02/29/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bradley Woods & Co. Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 17th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Ripp 212-826-9191
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

| 1375 Broadway, 15th Floor | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Daniel Ripp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bradley Woods & Co. Ltd., as of February 29, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2010

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BRADLEY WOODS & CO. LTD.
*Financial Statements*
*February 29, 2008*

# Bradley Woods & Co. Ltd.

*Table of Contents*
*February 29, 2008*

# BRADLEY WOODS & CO. LTD.

*Statement of Financial Condition*
*February 29, 2008*

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 54,116 |
| Receivable from clearing broker | 13,458 |
| Receivables - research fees | 4,700 |
| Equipment - net | 2,232 |
| Deferred income taxes | 550 |
| Other assets | 13,455 |
| | $ 88,511 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| ***Liabilities*** | |
| Payable to clearing broker | $ 35 |
| Accounts payable and accrued expenses | 3,312 |
| Income taxes payable | 4,800 |
| Deferred revenue | 23,333 |
| | 31,480 |
| ***Stockholders' Equity*** | |
| Preferred stock - $.01 par value - 50 shares authorized, 9.26315 shares issued and outstanding | - |
| Common stock - $.01 par value - 9,950 shares authorized, 1,000 shares issued and outstanding | 10 |
| Additional paid-in capital | 185,273 |
| Accumulated deficit | (128,252) |
| | 57,031 |
| | $ 88,511 |

END